Exhibit (a)(8)
Attachment VI
Cirrus Logic, Inc.
Offer to Amend or Cancel and Replace Eligible Options
Frequently Asked Questions
The following are answers to some of the questions that you may have about the Offer to Amend or Cancel and Replace Eligible Options (the “Offer”). We urge you to carefully read the Offer and all related documents attached to Cirrus Logic’s email regarding the Offer, dated August 30, 2007, which together set forth the terms and conditions of the Offer. The information summarized in these Frequently Asked Questions is not complete and does not contain all of the information that you need to consider to determine whether to accept or decline the Offer.
1.	When Did the Offer Commence?
The commencement date of the Offer was August 30, 2007.
2.	When Does the Offer Expire?
The Offer will expire at 4 p.m. Central Time, on October 1, 2007, unless we extend the Offer. If the Offer is extended, we will make a public announcement of the extension no later than 8 a.m. Central Time on October 2, 2007. Please contact Bonnie Niemtschk, in Stock Administration, at 512-851-4359 or by email at bonnie.niemtschk@cirrus.com, with questions regarding the expiration date of the Offer.
3.	Am I Required to Participate in the Offer?
No. Participation in the Offer is completely voluntary. However, if you choose not to tender your Eligible Options and to take no other action to bring those options into compliance with Section 409A of the Internal Revenue Code, you may be subject to adverse taxation under Section 409A, and will be solely responsible for any taxes, penalties, or interest payable under Section 409A. Please see the Offer for more information regarding the potential consequences of accepting or declining the Offer.
4.	How and When Do I Tender My Eligible Options?
To tender one or more of your Eligible Options for amendment or cancellation and replacement, as applicable, pursuant to the Offer, you must properly complete, sign, and date your personalized Election Form and deliver it to Cirrus Logic, Inc., Attn: Bonnie Niemtschk, in Stock Administration, by email to bonnie.niemtschk@cirrus.com or by fax to 512-851-4527. We must receive your completed Election Form prior to 4 p.m. Central Time on October 1, 2007. If we extend the Offer beyond that time, we must receive your completed, signed, and dated Election Form before the extended expiration date of the Offer. We will not accept delivery of any Election Form after the expiration date of the Offer.

5.	Who Can I Contact With Questions or to Obtain Copies of Offer-Related Documents?
The Offer was emailed to you on August 30, 2007. If you need additional copies of the Offer or other related documents, or have questions regarding the Offer, please contact Bonnie Niemtschk, in Stock Administration, at 512-851-4359 or by email at bonnie.niemtschk@cirrus.com.
6.	What Happens If I Change My Mind About My Election to Tender (or to Withdraw a Previous Tender of) My Eligible Options?
You may change your mind after you have submitted an Election Form and withdraw from the Offer, or re-tender Eligible Options that you have previously withdrawn from participation in the Offer, at any time prior to 4 p.m. Central Time on October 1, 2007, or the extended expiration date of the Offer, if any. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Withdrawal Form that we receive before the Expiration Date. If you need to obtain an Election Form or Withdrawal Form or have questions regarding this process, please contact Bonnie Niemtschk, in Stock Administration, at 512-851-4359 or by email at bonnie.niemtschk@cirrus.com.
7.	What Will Happen to My Tendered Options?
If Cirrus Logic accepts your tendered Eligible Options pursuant to the terms of the Offer, then those Eligible Options will either be amended or cancelled and replaced with a New Option, as applicable, on the expiration date of the Offer (October 1, 2007, unless the expiration date of the Offer is extended).
If your Eligible Option does not have an original grant date of August 15, 2001, or February 21, 2002, the exercise price per share of your tendered Eligible Option will be amended to have an increased exercise price per share. As a result of the increased per share exercise price applicable to each of your Amended Options, you will also be entitled to receive a Cash Payment with respect to such Amended Options in January 2008.
If the original grant date of your Eligible Option was August 15, 2001, or February 21, 2002, your tendered Eligible Option will be cancelled and replaced with a New Option that has a decreased exercise price per share. Because the exercise price of your New Option will be lower than the exercise price of your cancelled Eligible Option, you will not be entitled to receive a Cash Payment with respect to your New Option.
Please see Q&A-12 of the Offer and Section 1 of the Offer for a more detailed description of the terms that will apply to your Amended Options and New Options.
8.	Where Can I Find Information Indicating How Many Eligible Options I Have and The Potential Changes to My Eligible Options if I Elect to Participate in the Offer?
Your personalized Election Form was attached to the email that was sent to you on August 30, 2007. The Election Form identifies each of your Eligible Options and provides detailed information with respect to such Eligible Options, such as the applicable adjusted exercise price that will apply to your tendered Eligible Options and the Cash Payment that you will be entitled to receive with respect to each of your Amended Options, if any. Please contact Bonnie Niemtschk, in Stock Administration, at 512-851-4359 or by email at bonnie.niemtschk@cirrus.com, if you need an additional copy of your Election Form.
9.	Where Can I Find Examples Regarding How the Offer Works?
Please see Q&A-7 of the Offer and Section 1 of the Offer for a more detailed explanation and specific examples regarding how the Offer works.
10.	When Will I Be Able to Exercise My Amended Options or New Options?
If you tender your Eligible Options pursuant to the Offer, those options will be amended or cancelled and replaced, as applicable, on October 1, 2007, unless we extend the Offer. You may exercise any of your Amended Options or New Options at any time following the amendment or cancellation of your corresponding Eligible Options, as applicable, subject to normal restrictions on trading on the basis of material non-public information and the vesting provisions of such options, at any time prior to the termination of each Amended Option or New Option pursuant to its terms. Please note that, due to the administrative complexity of updating our stock database to reflect the amendment or cancellation and replacement of your Eligible Options, as applicable, your Amended Options or New Options may not be available for exercise for up to 15 business days following the Expiration Date.
11.	When Will My Amended Options or New Options Vest?
If your Eligible Options are adjusted in accordance with the Offer, they will continue to vest according to the vesting schedule of your tendered Eligible Options. Future vesting will be subject to your continued employment with Cirrus Logic (or a Cirrus Logic subsidiary) through each relevant vesting date.
12.	What Are Some of the Key Dates to Remember?
The commencement date of the Offer is August 30, 2007.
The Offer will expire at 4 p.m. Central Time on October 1, 2007 (unless we extend the Offer).
The Eligible Options will be amended or cancelled and replaced, as applicable, on October 1, 2007 (unless we extend the Offer).
The Cash Payment with respect to Amended Options will become payable on the first regular payday in January 2008, but in no event later than January 31, 2008.

13.	Do I Have to be Employed by Cirrus Logic on the Expiration Date of the Offer In Order for My Eligible Option to be “Fixed”?
Yes, you are required to be employed by Cirrus Logic (or a Cirrus Logic subsidiary) on both the Offer Date (August 30, 2007) and the expiration date of the Offer. Therefore, if you tender your Eligible Options for participation in the Offer, but terminate employment before the expiration date of the Offer, you will not qualify as an “Eligible Optionee” and will not be eligible to participate in the Offer. You also will not be entitled to receive a Cash Payment with respect to any of your tendered Eligible Options. Cirrus Logic does not intend to take any action, other than the Offer, to bring your Eligible Options into compliance with Section 409A. Therefore, if you elect not to participate in the Offer, you will be solely responsible for any taxes, penalties, or interest that you may incur under Section 409A (or comparable state laws).
14.	What Happens if My Employment Terminates After My Options Are Amended But Before the Cash Payment is Made?
The Cash Payment will be made on the first regular payday in January 2008 (due to IRS rules) regardless of whether you remain employed by Cirrus Logic (or a Cirrus Logic subsidiary).
15.	Will There Be Meetings Where Employees Can Find Out More Information About the Offer?
A meeting will be held on September 7, 2007, at which the basic terms of the Offer, as described in the documents emailed to you on August 30, 2007, will be discussed. Cirrus Logic will email Eligible Optionees with additional information regarding the meeting before September 7, 2007. Please contact Bonnie Niemtschk, in Stock Administration, at 512-851-4359 or by email at bonnie.niemtschk@cirrus.com, if you need additional information.